ASANKO GOLD APPOINTS ALEX BUCK TO MANAGE INVESTOR RELATIONS

Vancouver, British Columbia, June 13, 2013: Asanko Gold Inc. (“Asanko” or the “Company”) (TSX/NYSE MKT: AKG) is pleased to announce that is has entered into a services agreement for the appointment of Ms. Alex Buck to manage investor relations for the Company, effective immediately.

Ms. Buck will manage Asanko’s shareholder communications with the investment community to transform the Company from its current exploration and development status to a growth oriented operating gold producer.  The Company’s vision is to become a mid-tier gold mining company, led by the development of its flagship Esaase Gold Mine in Ghana, which is expected to be in steady state production of 200,000 ounces per year by the end of 2015. (Refer pre-feasibility study news release dated May 14th, 2013).

Ms. Buck is a London-based IR professional specializing in the mining sector, with particular expertise working with producing African mining companies through her consulting firm BuckBias.  During her twelve-year career, she has worked and advised a number of companies, including AngloGold Ashanti, Aquarius Platinum, LionOre Mining, before its acquisition by Norilsk Nickel, and subsequently for Norilsk Nickel International and more recently Mantra Resources, prior to its acquisition by ARMZ Uranium Holding Co.

Contacts

For more information about Asanko Gold please visit www.asanko.com or contact:

Alex Buck, Manager – Investor Relations

Telephone: +44-7932-740-452

Email: alex.buck@asanko.com

Peter Breese, President & CEO

Telephone: +27-82-888-6852

Email: peter.breese@asanko.com

Greg McCunn, CFO

Telephone: +1-778-729-0604

Email: greg.mccunn@asanko.com

About Asanko Gold Inc.

Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders.  Our immediate focus is on near term gold production at our multi-million ounce Esaase Gold Project located in Ghana, West Africa; a highly favourable and prospective jurisdiction.. Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is well financed with no debt, and is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.